SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: January 31, 2011	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Sapiens Enhances its RapidSure P&C Solution with IT-Freedom’s ICE Claims solution

The partnership complements RapidSure as it becomes a full insurance suite

Cary, N.C.  – January 31, 2011 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the insurance industry and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced it has entered into partnership with IT-Freedom, a specialist provider of claims solution for the property & casualty (General Insurance) insurance industry. The partnership agreement enables Sapiens to compliment its RapidSure policy administration offering with IT-Freedom’s ICE Claims solution.

Sapiens’ RapidSure is a next generation policy administration system with an innovative user interface and flexible integration adaptors. RapidSure is built using Service Oriented Architecture (SOA) to create a highly configurable insurance solution supporting the full policy lifecycle, from quotation, new business, and endorsement through to renewal.  It utilizes web services and portal technology to create a flexible multi-channel, multi-brand, and multi-lingual user interface coupled with a powerful policy transaction engine and an agent portal.

IT-Freedom’s ICE Claims™ can now be easily integrated with Sapiens’ RapidSure Policy Administration solution, to provide insurance carriers a modern suite of best-of-breed P&C software solution. It enables insurance carriers and third party administrators to make their operations more efficient and to significantly reduce the cost of settling claims. New processes can be quickly configured for the system by business users without requiring specialized programming skills, ensuring that insurers are not locked into expensive technical support agreements.

 “The ICE Claims™ product meets the demands of today’s changing marketplace to allow claims to be handled more efficiently and to better manage spiralling costs. It has been integrated with RapidSure to provide a complete solution for the modern insurer”, said Mick Sargeant, Managing Director IT-Freedom. Roni Al-Dor, Sapiens President and CEO, added: “We are committed to delivering innovative software to the insurance industry. Our partnership with IT-Freedom complements the RapidSure solution, expanding our policy administration offering”.

About Sapiens International

Sapiens International Corporation N.V. is a global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

About IT-Freedom

IT-Freedom provides best practice web-based solutions for the general insurance industry. A wealth of knowledge and experience has been combined with excellent technical design to produce the ICE suite of solutions. ICE Claims™ helps insurers drive cost from the claims process and ICE Track™ solves the complex problem of managing your business through the provision of easily obtainable information. 2010 sees the launch of ICE Policy™ to provide full web-based general insurance functionality. By challenging accepted practices and procedures and harnessing technology we are leading the change.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.